[SKADDEN LETTERHEAD]
April 26, 2006
VIA EDGAR TRANSMISSION AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy, Branch Chief

Re:	Packaging Dynamics Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2006
File No. 0-49741
Dear Ms. Hardy:
     On behalf of Packaging Dynamics Corporation, a Delaware corporation (“Packaging Dynamics” or the “Company”), and in response to the supplemental comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter received by telecopy on April 21, 2006 (the “Second Comment Letter”), we hereby submit for filing via EDGAR a revised preliminary proxy statement on Schedule 14A. For the convenience of the Staff, we are providing courtesy copies of the revised preliminary proxy statement marked to show all changes made since filing with the Commission on April 11, 2006.
     The revised preliminary proxy statement contains responses of the Company to the Staff’s comments in the Second Comment Letter, as well as other changes that are intended to update, clarify and render more complete the information contained therein.
     On behalf of the Company, we also provide below the supplemental responses to the comments of the Staff set forth in the Second Comment Letter. To facilitate the Staff’s review, each of the supplemental responses is set forth in ordinary type beneath the corresponding Staff comment from the Second Comment Letter, which appears in bold italics. All references to page numbers and captions in the supplemental responses below correspond to the revised preliminary proxy statement, unless specified otherwise.
General
1. We note your response to prior comment 1. Please tell us what the management participants’ equity will be in the parent on a non-diluted basis.

Securities and Exchange Commission
April 26, 2006

RESPONSE: Kohlberg has informed us that the fully-diluted equity of the Parent used as the denominator in the calculations of Management Participant ownership in our prior response is only approximately 10% greater than the non-diluted equity and that therefore the substitution of non-diluted equity as the denominator would not significantly impact the calculations. Frank Tannura’s equity investment of $500,000 represents less than 0.5% of the Parent’s non-diluted equity and this investment combined with the option to purchase 1,000,000 shares to be granted to Mr. Tannura represents less than 1.5% of Parent’s non-diluted equity. While the exact amount of equity, if any, to be purchased by the other Management Participants has not yet been determined, Kohlberg has informed us that it expects the Management Participants, excluding Mr. Tannura, as a group will hold no more than 3.9% of the Parent’s non-diluted equity, with no individual Management Participant holding an amount greater than 1.5%.
Summary Term Sheet
2. We note your response to prior comment 6; however, please disclose the nature of Deutsche Bank’s role in the financing.
RESPONSE: The disclosure on page 2 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Interests of Packaging Dynamics’ Executive Officers and Directors in the Merger
3. We note your response to prior comment 10. Please disclose that Anthony Scotto was appointed to the board under the shareholders agreement. Clarify whether Mr. Scotto is still Packaging Investors’ designee under the shareholders agreement or whether Packaging Investors has designated another director. Provide similar disclosure under Background to the Merger on page 18 and Interests of Packaging Dynamics’ Executive Officers and Directors in the Merger on page 39.
RESPONSE: The disclosure on pages 5, 18 and 44-45 of the preliminary proxy statement has been revised in response to the Staff’s comment.
4. We note your response to prior comment 11. We also note the disclosure on page 20 regarding your “customer supplier” relationship with Thilmany. Please describe this relationship, including a brief summary of any supply or other agreements with Thilmany relating to this relationship.
RESPONSE: In the ordinary course of their respective businesses, Packaging Dynamics and International Paper Co., the predecessor entity to Thilmany, entered into a supply agreement in 2004 pursuant to which International Paper (and then Thilmany) agreed to supply paper to Packaging Dynamics. In 2005, Packaging Dynamics purchased approximately $19 million of paper under the supply agreement. The terms of this supply agreement, including an amendment in

Securities and Exchange Commission
April 26, 2006

2006, were negotiated on an arm’s-length basis in the ordinary course of their respective businesses.
Therefore, we respectfully submit that a detailed description of this customer-supplier relationship is not material to the disclosure in the preliminary proxy statement.
Background to the Merger
5. Please clarify who negotiated on behalf of the company in your discussion regarding the negotiations of the terms of the transaction and merger agreement.
RESPONSE: The disclosure on page 22 of the preliminary proxy statement has been revised in response to the Staff’s comment.
6. We note your response to prior comment 17. However, we asked you to describe any material agreement, arrangement or understanding, whether written or oral, between Packaging Investors or any of its affiliates and Thilmany or any of its affiliates. We also note that Oak Hill Advisors, an affiliate of Packaging Investors, will participate in “certain aspects” of Thilmany’s debt financing in connection with the transaction. Please revise your response.
RESPONSE: We respectfully advise the Staff that the only agreement, arrangement or understanding, whether written or oral, between Packaging Investors or any of its affiliates and Thilmany or any of its affiliates arose through contacts between Oak Hill Advisors in the ordinary course of its business with the lenders of Thilmany, which contacts did not occur until after the merger agreement was executed. Consequently, we respectfully submit that this disclosure is not appropriately disclosed under the section entitled “Background to the Merger,” but rather, in response to the Staff’s comment, such disclosure has been expanded and incorporated into the section entitled “Financing.” Please see our response to Item #10 below.
7. We note your response to prior comment 21. However, your disclosure appears to contradict Deutsche Bank’s statement in its opinion that it was “only authorized to solicit third party indications of interest from a limited number of potential Suitors specifically identified by Packaging Dynamics.” Please clarify.
RESPONSE: The disclosure on page 19 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Deutsche Bank Securities, Inc.
8. Please disclose the implied enterprise and equity values for each valuation method.
RESPONSE: In response to the Staff’s comment, the disclosure on pages 27-30 of the preliminary proxy statement has been revised to disclose the implied Packaging Dynamics enterprise values for the publicly traded company valuation and the precedent transaction valuation. We respectfully

Securities and Exchange Commission
April 26, 2006

advise the Staff that the implied Packaging Dynamics equity value for each such valuation is currently disclosed in the preliminary proxy statement on a per share basis. Please see the line items in the summary of Deutsche Bank’s fairness opinion entitled “Implied Packaging Dynamics Stock Price.”
9. Please ensure that the filing addresses all of the analyses that were conducted by Deutsche Bank and presented to the board. For example, provide in greater detail the information set forth on pages 29-31 of Deutsche Bank’s materials.
RESPONSE: The disclosure on pages 27-30 of the preliminary proxy statement has been revised to address the Staff’s comment. We have been advised by Deutsche Bank that there were certain analyses that Deutsche Bank undertook in connection with its financial analyses, some of which are included in the materials provided to the board of directors, but those analyses (unlike those presented in the preliminary proxy statement) were not material for the purpose of rendering its fairness opinion and such analyses were not included in Deutsche Bank’s valuation summary and were not discussed as part of Deutsche Bank’s oral presentation to the board of directors. Deutsche Bank has advised us that they are of the view that the disclosure in the summary of Deutsche Bank’s fairness opinion addresses all of the material financial analyses that were conducted by Deutsche Bank and presented to the board of directors.
Interests of Packaging Dynamics Directors and Executive Officers in the Merger
10. We note your response to prior comment 31; however, we do not see your disclosure regarding whether Packaging Investors or any of its affiliates will receive any benefits not received by other shareholders in connection with the transaction. In addition, please provide disclosure in this section regarding the accounts managed by Oak Hill Advisors and its affiliates and how they will participate in certain aspects of Thilmany’s debt financing and the fees they will derive from such transaction.
RESPONSE: The disclosure on pages 50-51 of the preliminary proxy statement has been revised in response to the Staff’s comment.
11. We note your response to prior comment 32. However, since you disclosed in your press release dated February 24, 2006 that Pat Chambliss will continue as CFO, please clarify your disclosure in the last paragraph under Management Arrangements with the Surviving Corporation.
RESPONSE: The disclosure on page 44 of the preliminary proxy statement has been revised in response to the Staff’s comment.
The Merger Agreement
12. We note your response to prior comment 35. Please delete the disclaimer or include disclosure acknowledging that if specific material facts exist that contradict the representations

Securities and Exchange Commission
April 26, 2006

or warranties in the merger agreement, you have provided corrective disclosure.
RESPONSE: The disclosure on page 54 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Miscellaneous
13. We reissue prior comment 36. Please delete the language at the end of the fourth sentence in the second paragraph that implies that the information in the proxy statement may not be accurate as of the filing date.
RESPONSE: The disclosure on page 69 of the preliminary proxy statement has been revised in response to the Staff’s comment.
Exhibit B
14. Please revise to reflect the language below:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSE: The Staff’s comments are duly noted, and, in response, a revised statement from the Company is included as Exhibit A to this letter.
     If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (312) 407-0820. Facsimile transmissions may be sent to the undersigned at (312) 407-8514.
Very truly yours,
/s/ William R. Kunkel, Esq.

cc:	Brigitte Lippmann (Securities and Exchange Commission) Frank V. Tannura (Packaging Dynamics Corporation) Julie Jones, Esq. (Ropes & Gray LLP

Exhibit A
STATEMENT
This statement (the “Statement”) is made as of April 26, 2006, by Packaging Dynamics Corporation, a Delaware corporation (the “Company”), in connection with the filing of its revised Preliminary Proxy Statement and any further revisions thereto (the “Revised Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) on April 26, 2006.
In connection with the filing of its Revised Preliminary Proxy Statement, and in response to the request by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter to the Company dated April 21, 2006, the Company hereby acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
PACKAGING DYNAMICS CORPORATION

By:	/s/ Frank V. Tannura

Frank V. Tannura
Chairman of the Board and
Chief Executive Officer